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                           January 24, 2024

       Swati Mandava
       Managing Director, Legal and Regulatory
       Brookfield Corporation
       Brookfield Place
       181 Bay Street, Suite 100
       Toronto, Ontario, Canada M5J 2T3

                                                        Re: Brookfield
Corporation
                                                            Registration
Statement on Form F-3
                                                            Filed January 17,
2024
                                                            File No. 333-276534

       Dear Swati Mandava:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Isabel
Rivera at 202-551-3518 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Mile T. Kurta